Exhibit 99.1

NYSE Regulation New York Stock Exchange (NYSE) 11 Wall Street New York, NY 10005 United States of America	D	+852 3656 6054
	E	nathan.powell@ogier.com
	D	+852 3656 6023
	E	janice.chu@ogier.com

Reference: JTC/SWL/519201.00002

29 October 2026

Dear Sirs

We act as Cayman Islands counsel to TMD Energy Limited, an exempted company incorporated in the Cayman Islands (the Company), for matters of Cayman Islands law only.

The Company has advised us that, pursuant to Section 110 of the NYSE American Company Guide (the Company Guide), it intends to follow its home country practice in lieu of certain requirements of the Company Guide (the NYSE Rules), to the extent not contrary to the federal securities laws (including but not limited to Rule 10A-3 under the Securities Exchange Act of 1934), regarding such matters as: (i) the election and composition of the Board of Directors; (ii) the issuance of quarterly earnings statements; (iii) shareholder approval requirements; and (iv) quorum requirements for shareholder meetings.

The Company has further advised us that, as required by Section 110 of the Company Guide, the Company intends to disclose in its annual report on Form 20-F any significant ways in which its corporate governance practices differ from those followed by domestic companies under NYSE American listing standards.

Under Cayman Islands law, the Company’s practice of following the provisions of the laws of the Cayman Islands in lieu of the NYSE Rules is not prohibited under any statutory legal provision of the Cayman Islands, unless it is otherwise specified in the Company’s memorandum and articles of association. Based upon our review of the second amended and restated memorandum and articles of association of the Company adopted by special resolution passed on 7 October 2026 (the Memorandum and Articles), there is no requirement under the Memorandum and Articles requiring the Company to comply with the NYSE Rules.

We have made no investigation of and express no opinion in relation to the laws, rules or regulations of any jurisdiction other than those of the Cayman Islands. Specifically, we have made no independent investigation of the laws of the State of New York or the NYSE American rules and regulations, and we express no opinion as to the meaning, validity or effect of the NYSE American rules and regulations. This advice is to be governed by and construed in accordance with the laws of the Cayman Islands and is limited to and is given on the basis of the current law and practice in the Cayman Islands. This advice is issued solely for your benefit and is not to be relied upon by any other person, firm or entity or in respect of any other matter.

[Signature page to follow]

Ogier Providing advice on British Virgin Islands, Cayman Islands and Guernsey laws Floor 11 Central Tower 28 Queen’s Road Central Central Hong Kong T +852 3656 6000 F +852 3010 0960 ogier.com	Partners Nicholas Plowman Nathan Powell Anthony Oakes Oliver Payne Kate Hodson David Nelson Joanne Collett Dennis Li Cecilia Li	Yuki Yan David Lin Alan Wong Janice Chu Zhao Rong Ooi Rachel Huang** Florence Chan*‡ Richard Bennett**‡ James Bergstrom‡	* admitted in New Zealand ** admitted in England and Wales ‡ not ordinarily resident in Hong Kong

Yours faithfully

/s/ Ogier

Ogier